DAVIS POLK & WARDWELL

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WASHINGTON, D.C. 20005

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August 27, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a communication by Gamesa confirming guidance provided to the market regarding projected results for 2002.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Ines C. Velasco
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa

2002 Guidance Confirmation

Gamesa wants to inform about the following issues:

Several Wind Turbine Generator manufacturers have recently announced news regarding potential delays in their orders both in the US and German markets.

Gamesa informs that it does not include any order from the US or German markets within its budget for 2002. Thus, in the case of these delays becoming true the company would not be impacted at all.

Consequently, **Gamesa** confirms the guidance provided to the market in its H1 2002 results presentation on August 2nd 2002. **Net Income of EUR 77 MM, EPS of 0.95 EUR**, representing a **25% growth** on 2001 results.

22/08/2002